Exhibit 99.2

NORTHGATE MINERALS CORPORATION

406 – 815 Hornby Street
Vancouver, British Columbia
V6Z 2E6

INFORMATION CIRCULAR
as at March 27, 2009

PROXY INFORMATION

This Information Circular is provided in connection with the solicitation of proxies by the management of Northgate Minerals Corporation (the “Corporation”) for use at the annual meeting (the “Meeting”) of its shareholders to be held on Friday, May 8, 2009, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise noted, information in this Information Circular is given as at March 27, 2009.

Solicitation of Proxies - The enclosed proxy is being solicited by the management of the Corporation. The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation for which no additional compensation will be paid. The cost of this solicitation will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies of the Corporation.

Appointment and Revocation of Proxies - The individuals named in the accompanying form of proxy are directors and officers of the Corporation. A shareholder eligible to vote at the Meeting has the right to appoint a person or company (who need not be a shareholder) to represent the shareholder at the Meeting other than either of the persons designated in the enclosed proxy, and may exercise such right by inserting the name of that other person in the blank space provided in the accompanying form of proxy.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Toronto Time, on May 6, 2009) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile must be sent to Computershare Trust Company of Canada, Attention: Proxy Department, at toll free 1-888-453-0330. To vote by telephone, call the toll-free number shown on the proxy form provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to your holder account number and proxy access number provided on the proxy that was delivered to you. Note that voting by telephone is not available if you wish to appoint a person as a proxy other than someone named on the proxy form. In either of these instances, your proxy should be voted by mail, delivery or Internet. To vote your proxy by Internet, visit the Web site address as shown on the proxy form provided. Follow the online voting instructions given to you over the Internet and refer to your holder account number and proxy access number provided on the proxy that was delivered to you.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Corporation at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion - The nominees named in the accompanying form of proxy will vote or withhold from voting the common shares of the Corporation (the “Common Shares”) represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified; and

(b)	any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

In respect of a matter for which a choice is not specified in the proxy, or unless otherwise provided for in the proxy, the nominees named in the accompanying form of proxy will vote Common Shares represented by the proxy FOR the approval of such matter. As of the date of this Information Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgment.

Non-Registered Holders - Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders are “beneficial owners” who are non-registered shareholders. The Common Shares which they own are not registered in their names but are instead registered in the name of an intermediary such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward Meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions). Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or enabling voting by alternate means such as telephone or internet, or (b) a proxy form, executed by the intermediary and restricted to the number of Common Shares owned by the non-registered holder, but otherwise uncompleted. If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response. In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares which they beneficially own.

Electronic Delivery - Each year, in accordance with applicable securities laws, the Corporation delivers certain disclosure documentation to its shareholders, such as this Information Circular and the Corporation’s Annual Report. All of such documentation is also posted on www.sedar.com. In order to make this process more convenient, shareholders may choose to be notified by e-mail when the Corporation’s documentation is posted in the “Investor Relations” section on the Corporation’s website (www.northgateminerals.com), and, accordingly, such documentation will not be sent in paper form by mail. Delivery in an electronic format, rather than paper, reduces costs to the Corporation and benefits the environment. Shareholders who do not consent to receive documentation through e-mail notification will continue to receive such documentation by mail. Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Information Circular to Computershare Trust Company of Canada. Non-registered holders can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

NOTE: If you wish to receive (or continue to receive) quarterly financial statements and quarterly MD&A by mail during 2009, registered shareholders must mark the request box at the bottom of their form of proxy, and non-registered holders must mark the request box on their voting instruction form. If you do not make this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and MD&A are available on the Corporation’s website at www.northgateminerals.com. Some households may receive multiple copies of Annual Reports in shareholder mailings as a result of having multiple registered shareholders residing at that address. Registered shareholders may cease to receive Annual Reports, containing annual financial statements and annual MD&A, by marking the Annual Report Waiver box at the bottom of the form of proxy. If you mark the Annual Report Waiver box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If registered shareholders do not mark the box, Annual Reports will continue to be sent to you.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of management of the Corporation, other than as described herein, no director or executive officer of the Corporation at any time since the beginning of the last completed financial year of the Corporation, no nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at December 31, 2008, there were 255,717,071 Common Shares issued and outstanding and as at March 27, 2009, there were 255,787,748 Common Shares issued and outstanding, each carrying the right to one vote at a meeting of the shareholders of the Corporation. Two individuals present in person at a meeting of shareholders of the Corporation, each being a shareholder entitled to vote thereat or being a duly appointed proxy for an absent shareholder so entitled, and holding or representing by proxy in the aggregate at least 10% of the Common Shares entitled to vote thereat, shall constitute a quorum.

Only shareholders of record at the close of business on March 9, 2009 (the “Record Date”), who either attend the Meeting personally or complete, sign and deliver a form of proxy or voting instruction form in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting. Provided that to the extent that a shareholder transfers the ownership of any of its Common Shares after the Record Date and the transferee of those Common Shares establishes that it owns such Common Shares and demands not later than 10 days before the Meeting that its name be included in the shareholders’ list prepared in respect of the Meeting, such transferee is entitled to vote such Common Shares at the Meeting.

Pursuant to the Business Corporations Act (British Columbia) (the “Business Corporations Act”), all resolutions placed before the Meeting will be ordinary resolutions requiring the approval of a simple majority of the votes cast in respect of the resolution.

To the knowledge of the directors and executive officers of the Corporation, as of March 27, 2009, no person or entity beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares.

ELECTION OF DIRECTORS

The Corporation’s board of directors (the “Board”) has fixed the number of directors at eight. The term of office of each of the current directors will expire at the conclusion of the Meeting. At the Meeting, shareholders will be asked to elect eight directors to succeed the present directors. Each director elected will hold office until the conclusion of the next annual general meeting of the Corporation at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act.

The following table sets out the names of the management’s nominees for election as directors, all offices in the Corporation each nominee now holds, the year of initial appointment of each nominee as a director of the Corporation, the number of Common Shares beneficially owned by each nominee, directly or indirectly, or over which control or direction is exercised by such nominee, as at March 27, 2009, and each nominee’s principal occupation, business or employment. All such nominees were elected to the Board at the 2008 annual meeting of shareholders of the Corporation, with the exception of Mr. Dowd and Mr. Hall, each of whom were appointed on November 4, 2008. The effective date of the resignations of Mr. K. Konigsmann and Mr. K. Hendrick from the Board was December 8, 2008.

Name, Municipality of Residence and Office Held	Year of Appointment as Director	Number of Common Shares	Principal Occupation or Employment(1)

Mark Daniel Toronto, Ontario Director	-	0	Corporate Director and Retired Mining Company Executive
Patrick D. Downey, C.A.(2)(5) Ajax, Ontario Director	1993	15,500	Retired Mining Company Executive
Douglas P. Hayhurst, FCA, ICD.D(2)(6) West Vancouver, British Columbia Director	2006	19,000	Corporate Director and Retired IBM Business Consulting Services and PricewaterhouseCoopers Executive
Richard J. Hall(3)(4) Centennial, Colorado, USA Director	2008	7,000	Mining Company Executive and Corporate Director
Paul J. Dowd(4) Burnside, SA, Australia Director	2008	0	Mining Company Executive and Corporate Director
Terrence A. Lyons(3)(5)(7) Vancouver, British Columbia Non-Executive Chairman of the Board and a Director	1993	170,100	Non-Executive Chairman of the Board of the Corporation
Conrad A. Pinette(2)(6) Vancouver, BC Director	2005	10,000	Mining Company Executive and Corporate Director
Kenneth G. Stowe(5) Oakville, Ontario President and Chief Executive Officer and a Director	2001	256,388	President and Chief Executive Officer of the Corporation

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation and Corporate Governance Committee.
(4)	Member of the Health, Safety and Environment Committee.
(5)	Member of the Hedging Committee.
(6)	Member of the Mergers & Acquisitions Committee.
(7)	Terrence A. Lyons was a director and executive officer of FT Capital Ltd., which is currently subject to cease trade orders in each of the provinces of British Columbia, Alberta, Manitoba and Ontario due to the failure of FT Capital Ltd. to file financial statements since the financial year ended December 31, 2001. Mr. Lyons is also a director of Royal Oak Ventures Inc. (“Royal Oak”), which is currently subject to cease trade orders in each of the provinces of British Columbia, Alberta, Ontario and Quebec due to the failure of Royal Oak to file financial statements since the financial year ended December 31, 2003. Mr. Lyons was a director of International Utility Structure Inc. (“IUSI”) which, on October 17, 2003, was granted creditor protection by the Court of Queen’s Branch of Alberta under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). On March 31, 2005 an order was granted approving the final IUSI restructuring plan under the CCAA, at which time Mr. Lyons resigned as a director. Mr. Lyons was elected to the boards of directors of each of Royal Oak, FT Capital Ltd. and IUSI largely because of his valuable experience and expertise in financial restructurings in the insolvency context.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

All reference in this Management Information Circular to “$” or “dollars” is intended to refer to Canadian dollars, unless otherwise noted.

This Compensation Discussion and Analysis is designed to explain the significant principles which underlie the Corporation’s policies and procedures for the compensation of its executive officers, including information on the objectives of the Corporation’s executive compensation strategy. Included in this is a discussion of each element of compensation, why the Corporation has chosen to pay each such element, how the Corporation calculates the amount for each element and how each compensation element fits into the Corporation’s overall compensation strategy and affects decisions about other elements.

The Compensation and Corporate Governance Committee of the Corporation (the “Committee”) determines on an annual basis the compensation for the senior officers of the Corporation based on internal deliberations following consultation with other members of the Board, and, where deemed appropriate, external consultants. Although objective criteria are reviewed, the Corporation does not apply formal objectives or set formulae in order to determine executive compensation. The Corporation has a small group of executive officers, and the Committee’s decisions regarding salary levels, bonuses, option grants and other elements of compensation reflect the Committee’s views as to the broad scope of responsibilities of the Corporation’s executive officers and the Committee’s subjective assessment of their significant impact on the Corporation’s overall success.

The Corporation’s executive compensation philosophy is to:

(a)	provide a competitive level of total compensation that will attract and retain talented executives; and

(b)

reward the contributions of executives toward helping define and execute the strategic objectives of the Corporation (both short and long term), recognizing in particular the complexity of work performed and its impact on the overall financial performance of the Corporation.

In order to attract and retain a high level of executive talent, the Committee has historically targeted total executive compensation levels in the median range of comparable companies, including companies in the mid-tier North American mining sector whose operational, corporate financing and other activities are considered comparable to those of the Corporation. This “target” however, is not a rigid requirement, as determinations are also intended to reflect trends in the industry, based on a wide sample base. The Committee has established this target range in recognition of the fact that the market for executive talent in the mining industry is exceptionally competitive and that the Corporation must have superior talent in order to accomplish its strategic objectives.

In furtherance of the compensation objectives outlined above, the Committee compares executive compensation levels with those of other North American based mining companies. This benchmarking is done with respect to each of the key elements of our compensation program (base salary, annual bonus and share options), as well as the compensation of individual Named Executive Officers where job descriptions are sufficiently similar. This process included the review of a comparator group comprised of the 81 mining companies surveyed in Forecast Salary Budget Adjustments – North American Mining Industry – November 2008, a national compensation survey report for the mining industry prepared by Coopers Consulting, a Toronto-based executive compensation and advisory services firm. This report provided guidance to the Committee on executive compensation and allowed the Committee to evaluate market compensation information and ensure that the compensation approach and structure is appropriate and reflects compensation trends in the market place, with particular focus on the North American based mining sector. Over the last several years, the Committee has also retained the services of an external consultant to advise the Committee on compensation related matters, including the development of competitive compensation strategies. Regarding its compensation deliberations in respect of the 2009 fiscal year however, the Committee determined that, in view of its decision to freeze executive salary levels and reduce bonuses to below target levels (with the exception of Mr. Guimond, whose responsibilities for 2009 have been significantly expanded) and in keeping with the Corporation’s cash preservation program in response to challenges in the global credit and equity markets, the services of an external consultant would not be utilized for this purpose. As markets improve the Committee intends to again retain the services of its external compensation consultant.

For 2008, the Committee quantified and reviewed all elements of the compensation of the Corporation’s executives named in the Summary Compensation Table, below (the “Named Executive Officers” or “NEOs”), including base salary, annual bonus, accumulated realized and unrealized share option gains, and the incremental cost to the Corporation of all other compensation and benefits. The Committee also quantified and reviewed the projected payouts to the Named Executive Officers resulting from a termination or change of control, including pursuant to the Corporation’s employment agreements with its Named Executive Officers and the Corporation’s 2007 Share Option Plan (the “Option Plan”). The Committee reviewed all of this information to ensure that it had a complete understanding of each element of the compensation arrangements in effect for the executive officers, including an understanding of the “total” current executive compensation including future commitments.

The Committee believes that the total compensation packages of the Corporation’s executive officers are appropriate in light of the Corporation’s overall performance during 2008 and the significant value each executive officer brings to the Corporation. While the Committee considered the Corporation’s share price performance as a factor in its compensation determinations, including in comparison to peer companies, it recognizes that the Corporation’s share price is heavily influenced by the price of gold and copper, as well as the performance of global equity and financial markets, all of which are outside of the control of the Corporation’s executives. The compensation levels of Messrs. Stowe, Douglas, Rockingham, MacPhail and Guimond reflects the Committee’s view that the leadership and other qualifications and capabilities of these officers are key to the Corporation’s continued success in achieving its stated strategic objectives (both short and long term). Each of the Named Executive Officers brings extraordinary skills and value to the Corporation and its shareholders, and the Committee believes their respective compensation arrangements recognize those skills and their contributions to the continued growth and development of the Corporation.

Elements of Executive Compensation

Executive compensation for 2008 included five basic elements, along with a package of benefit plans designed to complement the compensation components described below. The following summarizes the Corporation’s reasons for paying each element of compensation:

Base Salaries - Base salaries provide fixed compensation to executives. Each executive officer’s base salary is based on his level of responsibility, ability to influence the performance of the Corporation, and tenure. As described above, the base salary of each of the Named Executive Officers is contractually set pursuant to their respective employment agreements, which are updated annually.

Cash Bonus Awards - Cash bonus is a variable component of compensation designed to incentivize and reward executives with respect to annual operating performance of the Corporation and achievement of certain defined individual performance metrics. The Corporation establishes performance goals for each officer at the beginning of the year and measures achievement of these objectives. Specific objectives are also defined for various projects and tasks from time to time.

Share Options – Share options are also a variable component of compensation, the granting of which is determined by the Committee following consideration of the Corporation’s performance, relative shareholder return, the value of similar incentive awards to executive officers at comparable companies and previous option awards to such officers in past years. Factors relevant to these considerations include achievement of sustained, long-term profitability and other identified corporate objectives as well as the executive officer’s individual responsibilities and job performance. Share options also provide a focus on share price performance and encourage executive ownership of Common Shares. The Option Plan, which the shareholders of the Corporation have approved, is further described below.

Retirement Allowance – The Corporation contributes annually an amount equal to 6% of the annual base salary of each NEO (with the exception of Mr. Guimond, discussed below) to a retirement savings plan identified by the NEO, up to the relevant annual RRSP limit. The purpose of this annual retirement allowance is to aid in the attraction and retention of executive talent. With respect to Mr. Guimond, there is an Australian statutory requirement to contribute 9% of his annual base salary towards a retirement fund.

Personal Benefits –The Corporation provides a standard benefits package to its executive officers in order to aid in the retention of executive talent. These benefits are further described below. The Corporation does not provide to its executives cars, club memberships, loans or any other forms of compensation generally referred to as perquisites.

Each of the compensation elements above are specifically designed to accomplish one or both of the Corporation’s two goals: 1) attraction and retention of key talent, and 2) alignment of compensation with Corporation performance, which includes achievement of Corporation strategic objectives and share price performance.

Attraction and Retention of Key Talent: The compensation package meets the goal of attracting and retaining key talent in a highly competitive mining environment through the following elements:

  A competitive total compensation program, including base salary, bonus opportunity, share options, the retirement allowance and benefits, that is competitive with similar opportunities offered in the marketplace for executive talent; and

  Four-year vesting on share option grants encourage long tenure with the Corporation.

Alignment of Compensation with Corporation Performance: The compensation package aligns individual compensation with the Corporation’s operating and financial performance, including the achievement of the Corporation’s strategic objectives (both short and long term) and share price performance through the following elements:

  bonus and share option awards are contingent upon the Corporation’s operating and financial performance, including the achievement of the Corporation’s strategic objectives (both short and long term) and share price performance; and

  Share option grants to motivate performance through link to operating results and long-term share price performance.

As noted above, the Committee targets total compensation at the mid range of comparable market practices. Various elements of total compensation are managed so that the total package adds up to approximate mid-point of the range at target performance levels. Within total target compensation, in 2008 the Committee generally sought to balance the target compensation components at 65% short-term cash compensation (including salary and incentive bonus) and 35% long-term equity compensation (share options). Besides base salary and the retirement allowance, all other compensation is at-risk, which means that the bulk of the total compensation package is at-risk and tied to the Corporation’s performance or personal performance for the Named Executive Officers. The Committee believes that the percentage of compensation tied to the Corporation’s performance should increase at more senior levels.

The target range stated above is intended to be a guideline, and the Committee makes its decisions regarding compensation for individual positions within the context of market practices based on several factors. Other factors such as an individual’s performance, tenure and experience, the performance of the Corporation overall, any retention concerns and the individual’s historical compensation, including in comparison to peers in comparable positions, impact the decision-making process. The Committee does not weigh any of these factors more heavily than others and does not use any formula to assess these factors, but rather considers each factor in its judgment and at its discretion.

Base Salaries – In setting salaries of the Named Executive Officers, the Committee reviews mining and general industry benchmark data for the Chief Executive Officer and, for Named Executive Officers other than the Chief Executive Officer, consults with the Chief Executive Officer regarding individual performance. Based on the foregoing review, as well as consideration of individual performance, tenure and experience, the performance of the Corporation overall, any retention concerns, the individual’s historical compensation and input from other Board members, the Committee set the base salaries for the Named Executive Officers. Differentiation in the salaries and other components of compensation between Named Executive Officers reflects the varying scope and responsibility for each particular position as reflected in the survey data. The Committee has not adopted a policy with regard to the internal relationship of compensation among the Named Executive Officers or other employees. The salaries that the Committee approved for the Named Executive Officers for 2008 are shown in the salary column of the Summary Compensation Table on page 12.

Cash Bonus Awards – Cash bonus awards were expressed as a percentage of base salary at target performance. In determining the amounts of 2008 bonuses, the Committee weighed individual contributions to Corporation goals and achievement of objectives specific to the position in question. In the cases of the Named Executive Officers other than the Chief Executive Officer, the Committee receives recommendations from the Chief Executive Officer regarding bonuses. The Committee’s determination of the amounts of bonuses is subjective, rather than the product of an established formula. The amounts of bonuses that the Committee approved for the Named Executive Officers for 2008 are shown in the “Non-Equity Incentive Plan Compensation Plan - Annual Incentive Plan” column of the Summary Compensation Table on page 12.

Share Option Awards. Share option grants reward executives for growth in the value of the Common Shares over the long term. The value of Common Share options is contingent on the relationship of the trading price of Common Shares at the time of exercise to the grant price, and therefore share price at the time of exercise will impact total compensation. The Committee reviews mining and general industry benchmark data for the Chief Executive Officer and, for Named Executive Officers other than the Chief Executive Officer, consults with the Chief Executive Officer regarding individual performance. Grants to individual executives vary based on an assessment of individual performance, at the Committee’s discretion. The grant date fair values of share options granted to the Named Executive Officers in 2008 are shown in the option-based awards column of the Summary Compensation Table on page 12.

Employee Share Purchase Plan - The Corporation’s 2005 Employee Share Purchase Plan (the “ESPP”) is a voluntary plan open to all eligible employees, as determined by the Committee. A participant may contribute between 1% and 5% of the participant’s monthly basic compensation towards the purchase of Common Shares by way of payroll deductions. The Corporation will contribute an additional amount equal to 50% of the aggregate of all moneys contributed by the participant. Moneys contributed by the participant and the Corporation will be held by an administrator who will purchase Common Shares from the Corporation at the market price thereof on the Toronto Stock Exchange (the “TSX”) at the end of the month in question, and maintain an account for each participant of the ESPP. In each calendar year, a participant may make two withdrawals or transfers of up to 100% of the Common Shares held on its behalf by the plan administrator. Participation in the ESPP will cease on the day that the Participant’s employment by the Corporation and its subsidiaries is terminated for any reason. Following the death of a participant, the assets in such participant’s account will be distributed to such participant’s estate or beneficiary, if any. No rights or interests of any participant in or under the ESPP are assignable. The ESPP may be amended subject to the approval of the TSX and shareholders, as required. A maximum of 8,000,000 Common Shares, representing approximately 3.1% of the issued and outstanding Common Shares as of December 31, 2008, may be purchased by participants in the ESPP. As of December 31, 2008, 872,708 Common Shares have been issued pursuant to the ESPP, representing 0.34% of the issued and outstanding Common Shares.

Retirement Allowance – The Corporation contributes annually an amount equal to 6% of the annual base salary of each NEO (with the exception of Mr. Guimond, discussed below) to a retirement savings plan identified by the NEO, up to the relevant annual RRSP limit. The value of this retirement allowance for each Named Executive Officer is contingent on the salary level of such individual in the relevant year. While eligibility to receive the retirement allowance is at the discretion of the Committee, the payment of such amount is a non-discretionary fixed annual payment for all participants. With respect to Mr. Guimond, there is an Australian statutory requirement to contribute 9% of his annual base salary towards a retirement fund.

Performance Graph

The above chart compares the cumulative shareholder return (CSR) on $100 invested in Common Shares on December 31, 2003 with the equivalent cumulative value invested in the Toronto Stock Exchange Composite Index for the same period. The chart also shows a comparison between the investment values and the trend in aggregate executive compensation for the NEOs in each reported year, using $100 of total compensation as a base point. Aggregate executive compensation includes base salary, annual short-term incentive payment (cash bonus), the value of option awards at the time of grant and the amounts included in the “All Other Compensation” column of the Summary Compensation Table on page 12, below for the Named Executive Officers in each reported year. Through 2007, the Corporation’s trend in executive compensation increased in concert with the improvements in the Corporation’s CSR and improvements in the equity markets in general. The CSR on the Common Shares in 2008 however, particularly in the fourth quarter, trended in correlation with global equity markets as the world economy struggled with an unprecedented credit and liquidity crisis. In 2008, the Committee demonstrated its commitment to the Corporation’s philosophy of alignment of compensation with Corporation performance as it elected to freeze salaries of each of the Chief Executive Officer, the Chief Financial Officer and the other Named Executive Officers at 2008 levels (0% increase), and to reduce bonus awards below target levels.

Option Based Awards

Share Options – As noted above, Common Share options are a variable component of compensation, the granting of which is determined by the Committee following consideration of the Corporation’s performance, relative shareholder return, the value of similar incentive awards to executive officers at comparable companies and previous option awards to such officers in past years. Factors relevant to these considerations include achievement of sustained, long-term profitability and other identified corporate objectives as well as the executive officer’s individual responsibilities. Share options also provide a focus on share price performance and encourage executive ownership of Common Shares. Pursuant to the terms of the Option Plan, a maximum of 14,000,000 Common Shares may be granted to directors, officers and employees of the Corporation or its subsidiaries, which represents approximately 5.5% of the Corporation’s total issued and outstanding Common Shares as at December 31, 2008. The Option Plan is administered by the Committee. The price at which options may be granted is the price at which the last recorded sale of a board lot of Common Shares took place on the TSX during the trading day immediately preceding the date of granting the option or, if there was no such sale, the weighted average trading price on the TSX for the Common Shares for the five trading days immediately preceding the date of granting the option. Options may be granted for a period of not less than 7 years with vesting of 20% on the date of the grant and 20% each year thereafter to be 100% vested after 4 years.

No option shall be exercised after the employment of the option holder ceases with the Corporation or its subsidiaries, subject to certain limited exceptions. Options shall not be granted to an individual if such options, together with all other options then held by such individual, would upon exercise result in the issue to such individual of more than 5% of the Common Shares then outstanding. No options granted under the Option Plan are assignable otherwise than by testamentary disposition or pursuant to the laws of succession. Under no circumstances will any option be re-priced, backdated, replaced, extended or otherwise altered, including, without limitation, so as to improve the value of any “out of the money” options. Any amendment to the Option Plan or options granted will not become effective until regulatory and shareholder approval has been received. As of December 31, 2008, options to purchase 881,300 Common Shares had been exercised, representing 0.34% of the issued and outstanding Common Shares, and options to purchase 5,758,500 Common Shares were outstanding under the Option Plan, representing 2.25% of the issued and outstanding Common Shares.

Executive Compensation

2008 Summary Compensation Table

The following table details the compensation of the Named Executive Officers for each of the last three fiscal years of the Corporation.

Name and Principal	Year	Salary	Share-	Option-	Non-Equity Incentive		Pension	All Other	Total
Position		($)	based	based	Plan Compensation		Value	Compensation	Compensation
			Awards	Awards(1)	($)		($)	($)(4)	($)
			($)	($)
					Annual	Long-term
					Incentive	Incentive
					Plans(2)	Plans
Kenneth G. Stowe	2008	560,000	n/a	202,993	252,000	n/a	n/a	34,772	1,049,765
President and CEO	2007	480,000		495,157	288,000			30,917	1,294,074
	2006	440,000		615,169	308,000			28,833	1,392,002

Jon A. Douglas	2008	290,000	n/a	57,998	81,000	n/a	n/a	22,252	451,250
Chief Financial Officer	2007	250,000		141,474	100,000			19,729	511,203
	2006	220,000		205,056	110,000			18,617	553,673

Peter MacPhail	2008	300,000	n/a	72,497	112,500	n/a	n/a	27,601	512,598
VP, Operations	2007	240,000		176,842	96,000			19,150	531,992
	2006	210,000		205,056	105,000			16,717	536,773

Chris Rockingham	2008	220,000	n/a	57,998	49,500	n/a	n/a	19,639	347,137
VP, Business	2007	220,000		-	50,000			18,658	288,658
Development &	2006	200,000		205,056	70,000			16,917	471,973
Exploration

Luc Guimond,	2008	189,045(3)	n/a	57,998	60,900(3)	n/a	n/a	35,737	343,680
Executive General	2007	150,000		141,474	45,000			12,438	348,912
Manager	2006	130,000		224,590	25,000			1,510	381,100

(1)

The grant date fair value of the share option awards are determined in accordance with 3870 of the CICA Handbook (accounting fair value) using a Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 15 to our consolidated financial statements for the fiscal year ended December 31, 2008.

(2)	Comprised of cash bonus, awarded at the discretion of the Committee, forming part of 2008 compensation of the Named Executive Officer in question.

(3)

A portion (A$179,027) of Luc Guimond’s 2008 base salary was earned in Australian currency, while the remainder (C$27,885) was earned in Canadian dollars. For purposes of the above table, the Australian portion of Mr. Guimond’s salary was converted to C$161,160 using the 2008 annual average rate of 1.110864 (per Bank of Canada), while Mr. Guimond’s bonus of A$75,000 was converted using the March 1, 2009 Bank of Canada rate of 1.2315 to C$60,900.

(4)

The amounts appearing in the “All Other Compensation” column in the above table are, in each case, comprised of: (a) the amount received by the NEO in the form of the Corporation’s annual contribution to their retirement savings plans, equal to 6% of such NEO’s annual base salary; (b) the amount paid by the Corporation in the relevant year towards matching 50% of the annual value contributed by an NEO toward ESPP Common Share purchases (which NEO contribution may not exceed 5% of the contributing NEO’s salary for the relevant year); and (c) the annual payment by the Corporation in respect of key man medical insurance premiums on behalf of the Named Executive Officers, which in 2008 was as follows: Ken Stowe - $939.09; Jon Douglas - $551.82; Chris Rockingham - $939.09; Peter MacPhail - $969.75; Luc Guimond - $835.86.

Incentive Plan Awards

The table below provides details with respect to stock options granted to the NEOs under the Option Plan.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Kenneth G. Stowe	175,000	2.88	Feb. 25, 2011	Nil	n/a	n/a
President and CEO	250,000	1.79	Jan. 28, 2012	Nil
	300,000	2.60	Feb. 23, 2013	Nil
	300,000	4.07	Jan. 16, 2014	Nil
	350,000	2.97	Feb. 08, 2015	Nil
	350,000	1.03	Jan. 13, 2016	Nil
Jon A. Douglas	44,000	2.88	Feb. 25, 2011	Nil	n/a	n/a
Chief Financial Officer	100,000	1.79	Jan. 28, 2012	Nil
	100,000	2.60	Feb. 23, 2013	Nil
	100,000	4.07	Jan. 16, 2014	Nil
	100,000	2.97	Feb. 08, 2015	Nil
	100,000	1.03	Jan. 13, 2016	Nil
Peter MacPhail	90,000	2.21	May. 25, 2011	Nil	n/a	n/a
VP, Operations	80,000	1.79	Jan. 28, 2012	Nil
	100,000	2.60	Feb. 23, 2013	Nil
	100,000	4.07	Jan. 16, 2014	Nil
	125,000	2.97	Feb. 08, 2015	Nil
	125,000	1.03	Jan. 13, 2016	Nil
Chris Rockingham	60,000	2.88	Feb. 25, 2011	Nil	n/a	n/a
VP, Business Development	60,000	1.79	Jan. 28, 2012	Nil
& Exploration	100,000	2.60	Feb. 23, 2013	Nil
	100,000	4.07	Jan. 16, 2014	Nil
	100,000	1.03	Jan. 13, 2016	Nil
Luc Guimond, Executive	75,000	3.85	Jul. 21, 2013	Nil	n/a	n/a
General Manager	35,000	4.07	Jan. 16, 2014	Nil
	100,000	2.97	Feb. 08, 2015	Nil
	100,000	1.03	Jan. 13, 2016	Nil
(1) Share options vest 20% per year over a five year period beginning on the date of grant.

Incentive plan awards – value vested or earned during the year

Name	Option-based awards – Value	Share-based awards – Value	Non-equity incentive plan
	vested during the year(1)	vested during the year	compensation – Value earned
	($)	($)	during the year(2)
			($)
Kenneth G. Stowe	105,000	n/a	252,000
President and CEO
Jon A. Douglas	36,600	n/a	81,000
Chief Financial Officer
Peter MacPhail	61,400	n/a	112,500
VP, Operations
Chris Rockingham	41,320	n/a	49,500
VP, Business Development &
Exploration
Luc Guimond, Executive General	800	n/a	60,900
Manager

(1)

This represents the aggregate dollar value that would have been realized if the options had been exercised on their vesting date, being the difference between the market price of the underlying securities at exercise and the exercise price of the options under the options on the vesting date.

(2)	Comprised of cash bonus, awarded at the discretion of the Committee forming part of 2008 compensation of the Named Executive Officer in question.

Defined Benefit and Defined Contribution Plans

The Named Executive Officers do not participate in any defined benefit, actuarial pension plan or any other post-retirement supplementary compensation plans. Executive officers receive an annual contribution to their personal retirement savings plans equal to 6% of annual base salary.

Potential Payments on Termination or Change of Control - The Corporation recognizes that the potential for a change of control can create uncertainty for its employees that may result in loss or distraction of executives during a critical period. As a result, the Corporation included in the employment agreements of each of its Named Executive Officers (with the exception of Mr. Guimond) provisions designed to retain executives and their critical capabilities to enhance and protect the best interests of the Corporation and its shareholders during an actual or threatened change-of-control situation. The Committee has determined that the level of benefits in such change of control provisions is competitive within the mining industry and is appropriate to motivate and retain key executives during an actual or threatened change of control.

The Corporation’s employment agreements with each of its Named Executive Officers (with the exception of Mr. Guimond) provide that in the event the officer terminates his employment due to a material change in his titles or responsibilities, a material reduction in his annual base salary or benefits, if his employment is terminated by the Corporation without just cause, or if he is terminated upon the change of control of the Corporation, he shall be entitled to the following payments: an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination; an amount equal to 1 times (with the exception of Mr. Stowe, who shall receive 2 times) the average bonus he was paid over the 3 year period immediately preceding his termination; and an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the RRSP limit. In addition, the Corporation shall maintain his benefits (including short-term disability, long-term disability, life insurance and accidental death and dismemberment insurance benefits) for a period of 24 months from the date of termination or pay him an amount equal to the value of such benefits. The amounts of estimated potential payments on termination or change of control that the Committee approved for the Named Executive Officers are shown in the Potential Payments on Change of Control or Termination table, below.

Accelerated Vesting of Stock Options – The Option Plan provides that if a change of control occurs, all outstanding and unvested options will be accelerated so as to become vested, whereupon such option may be exercised in whole or in part by the optionee.

Potential Payments on Termination or Change of Control(1)

	Estimated	Estimated	Estimated	Options	Total Estimated
	payment in lieu of	Payment in lieu of	Payment in lieu of	(Unvested and	Payment on
	24 month’s	bonus(3)	Retirement	Accelerated) (5)	Termination or
	salary(2)	($)	Allowance(4)	($)	Change of Control
	($)		($)		($)

Kenneth G. Stowe	1,120,000	565,333	40,000	Nil	1,725,533
President and CEO

Jon A. Douglas	580,000	97,000	34,800	Nil	711,800
Chief Financial Officer

Peter MacPhail	600,000	104,500	36,000	Nil	740,500
VP, Operations

Chris Rockingham	440,000	56,500	26,400	Nil	522,900
VP, Business Development &
Exploration

(1)

The Corporation has entered into employment contracts with each of Messrs Stowe, Douglas, MacPhail and Rockingham which set out, among other things, the termination and change of control benefits for the respective NEO and the triggers therefor. While Mr. Guimond has also entered into an employment agreement with Northgate, it does not include similar termination and change of control benefits. For purposes of the above table, “termination” is deemed to include (a) termination by the officer of his employment due to a material change in his titles or responsibilities, (b) termination by the officer of his employment due to a material reduction in his annual base salary or benefits, (c) termination of the officer’s employment by the Corporation without just cause, or (d) termination of the officer’s employment upon a change of control of the Corporation.

(2)

Each of the employment contracts with Messrs Stowe, Douglas, MacPhail and Rockingham provides that the applicable Named Executive Officer is entitled to receive an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination.

(3)

Mr. Stowe’s employment agreement provides that he shall receive an amount equal to 2 times the average bonus he was paid over the 3-year period immediately preceding his termination. The employment agreement of each of Messrs Stowe, Douglas, MacPhail and Rockingham provides that the applicable NEO is to receive an amount equal to 1 times the average bonus he was paid over the 3-year period immediately preceding his termination.

(4)

Each of the employment agreements with each of Messrs Stowe, Douglas, MacPhail and Rockingham provides that the applicable Named Executive Officer is entitled to receive an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the applicable RRSP limit.

(5)

The value of unvested and accelerated options is calculated by multiplying the number of Common Shares underlying unvested options by the closing price of a Common Share of as of December 31, 2008, and then deducting the aggregate exercise price of these options.

Director Compensation

  Director Compensation Table

Name	Fees	Share Based	Option	Non-Equity	Pension	All Other	Total
	Earned	Awards	Based	Incentive Plan	Value	Compensation	($)
	($)	($)	Awards(3)	Compensation	($)	($)
			($)	($)
Terrence A. Lyons	135,000	n/a	28,999	n/a	n/a	n/a	163,999
Paul J. Dowd(1)	6,228	n/a	28,362	n/a	n/a	1,293(4)	35,883
Richard J. Hall(1)	6,228	n/a	26,475	n/a	n/a	n/a	32,703
Keith C. Hendrick(2)	46,125	n/a	-	n/a	n/a	n/a	46,125
Conrad Pinette	61,500	n/a	28,999	n/a	n/a	n/a	90,449
Patrick D. Downey	67,500	n/a	28,999	n/a	n/a	n/a	96,499
Douglas P. Hayhurst	67,500	n/a	28,999	n/a	n/a	n/a	96,499
Klaus V. Konigsmann(2)	51,750	n/a	-	n/a	n/a	n/a	51,750
C. William Daniel, O.C.	64,500	n/a	28,999	n/a	n/a	n/a	93,499

(1)	Appointed to Board effective November 4, 2008.

(2)	Resigned from Board effective December 8, 2008.

(3)

The grant date fair value of the share option awards are determined in accordance with 3870 of the CICA Handbook (accounting fair value) using a Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 15 to our consolidated financial statements for the fiscal year ended December 31, 2008.

(4)	Mr. Dowd’s Director Fee with respects to Northgate’s Australian subsidiary of A$1,576 was converted to $1,293 using the exchange rate in effect when the fee was paid (1.2188, per Bank of Canada).

Non-executive directors of the Corporation receive an annual retainer of $30,000, and for each Board and committee meeting attended, whether in person or by conference call, a fee of $1,500 per meeting. Each committee chairperson receives an additional annual retainer of $6,000, with the exception of the Audit Committee chairperson, who receives an additional annual retainer of $12,000. An annual retainer of $135,000 is paid to the Non-Executive Chairman of the Board. The Chairman does not receive any other fees, including meeting attendance fees. Mr. Stowe, who is an officer of the Corporation, does not receive any fees for serving as a director. Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Corporation business. Directors were also granted options pursuant to the Option Plan. All director compensation is included in the table above. There are no changes to the director compensation structure for fiscal 2009. There have been no changes to the director compensation structure since 2007.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Corporation, no director or executive officer of the Corporation, no person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Corporation, no proposed director of the Corporation, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITORS

KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditors of the Corporation at remuneration to be fixed by the directors.

Certain information regarding the Audit Committee, including the fees paid to the Corporation’s auditors in the last financial year, that is required to be disclosed in accordance with Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees, is contained in the Corporation’s annual information form for the year ended December 31, 2008, an electronic copy of which may be obtained on SEDAR at www.sedar.com.

MANAGEMENT CONTRACTS

The management functions of the Corporation and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and officers of the Corporation or its subsidiaries.

CORPORATE GOVERNANCE

Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”), which effectively replaced the corporate governance guidelines and disclosure policies of the TSX. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NI 58-201 provides guidance on corporate governance practices. A full description of each of the corporate governance practices of the Corporation with respect to NI 58-101 is set out in Schedule A to this Information Circular.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is included in the Corporation’s 2008 Annual Report which includes the audited comparative financial statements and management discussion and analysis for the year ended December 31, 2008 and the accompanying auditors’ report. Copies of the Annual Report, as well as additional copies of this Information Circular, may be obtained on SEDAR or upon request from the Corporation at 406 - 815 Hornby Street, Vancouver, British Columbia, V6Z 2E6.

APPROVAL OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, this 27th day of March, 2009.

TERRENCE A. LYONS Non-Executive Chairman of the Board

SCHEDULE A

NORTHGATE MINERALS CORPORATION
CORPORATE GOVERNANCE COMPLIANCE TABLE

The following table sets out the corporate governance practices of the Corporation with respect to NI 58-101. The Corporation constantly monitors evolving best practices for corporate governance.

	GOVERNANCE DISCLOSURE	COMMENTS
GUIDELINE UNDER NI 58-101

1.	Board of Directors

(a) Disclose the identity of the directors who are independent.

The board of directors of the Corporation (the “Board”) has determined that seven of the eight directors are “independent” within the meaning of NI 58-101 and one is not independent. The Board considers that C. William Daniel, O.C., Patrick D. Downey, C.A., Douglas P. Hayhurst, FCA, Paul J. Dowd, Richard J. Hall, Terrence A. Lyons (Non-Executive Chairman of the Board) and Conrad A. Pinette are independent directors.

(b) Disclose the identity of the directors who are not independent, and describe the basis for that determination.

The Board considers that Kenneth G. Stowe is not an independent director. Mr. Stowe is not an independent director because of his position as President and Chief Executive Officer of the Corporation. The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Corporation and its subsidiaries. Kenneth G. Stowe does not meet the meaning of independence as provided in NI 58-101 and was deemed to not be an independent director. More information about each director can be found on page 4 of this Information Circular.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is comprised of eight directors, a majority of whom are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.	The following directors currently serve on the Board of the reporting issuers (or equivalent) listed below:

		C. William Daniel, O.C.:	Andrew Peller Limited

		Douglas P. Hayhurst:	Canexus Income Fund Accend Capital Corporation

		Terrence A. Lyons:	Canaccord Capital Inc. Diamonds North Resources Ltd. Farallon Resources Ltd. Polaris Minerals Corporation Sprott Resource Corp. TTM Resources Inc.

		Conrad A. Pinette:	Finning International Inc. Canfor Corporation A&W Revenue Royalties Income Fund TimberWest Forest Corporation

		Kenneth G. Stowe:	Centenario Copper Corporation

		Richard J. Hall	Grayd Resources Corporation

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The Corporation’s independent directors meet in camera at the end of each Board meeting without management present. Kenneth G. Stowe, as a member of management and the only director of the Corporation who is not independent, does not participate in these sessions. The sessions are presided over by Terrence A. Lyons, the Corporation’s independent Non-executive Chairman. The Audit Committee of the Corporation holds in-camera sessions without management present following all of its meetings, and the other Board committees also hold in camera sessions without management present following many of their meetings. These sessions are presided over by the independent chairs of the respective committees. Any issues addressed at the in camera sessions requiring action on behalf of, or communication to, management are communicated to management by Mr. Lyons or other independent directors. For information about the number of Board and Board committee meetings held during 2008, and director attendance at these meetings, see page 21, below.

(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair, disclose the identity of the independent chair, and describe his role and responsibilities.

The Non-Executive Chairman of the Board, Terrence A. Lyons, is an independent director for purposes of NI 58-101 and is not involved in day-to-day operations of the Corporation. The Board chair manages the business of the Board, leading the Board to ensure it undertakes its responsibilities and mandates, including CEO appointment and evaluation, succession planning and strategic direction and ensures that the functions identified in the terms of reference for the Board are being effectively carried out by the Board and its committees.

(g)	Disclose the attendance record of each director for all Board and committee meetings held since the beginning of the issuer’s most recently completed financial year.

During the financial year ended December 31, 2008, the Board held 10 meetings, the Audit Committee held 7 meetings, the Compensation and Corporate Governance Committee held 5 meetings, the Hedging Committee held 2 meetings, the Health, Safety and Environmental Committee held 2 meetings and the Mergers and Acquisitions Committee held 4 meetings. Attendance at such meetings by the directors was as follows:

Board
		C. William Daniel, O.C.	9 of 10
		Patrick D. Downey, C.A.	10 of 10
		Douglas P. Hayhurst, FCA	10 of 10
		Keith C. Hendrick	9 of 10*
		Klaus V. Konigsmann	10 of 10*
		Terrence A. Lyons	10 of 10
(Non-Executive Chairman)
		Conrad A. Pinette	10 of 10
		Kenneth G. Stowe	10 of 10
		Paul J. Dowd	1 of 1*
		Richard J. Hall	1 of 1*

* Richard J. Hall and Paul J. Dowd were both appointed to the Board effective as of November 4, 2008, prior to the final Board meeting of the 2008 fiscal year. K. Konigsmann and K. Hendrick each retired from the
Board effective December 8, 2008.

Audit Committee

		Patrick D. Downey, C.A. (Chair)	7 of 7
		Conrad A. Pinette	7 of 7
		Douglas P. Hayhurst, FCA	7 of 7

Compensation and
Corporate Governance Committee

		C. William Daniel, O.C. (Chair)	5 of 5
		Keith C. Hendrick	2 of 5
		Terrence A. Lyons	5 of 5

Hedging Committee
		Patrick D. Downey, C.A.	2 of 2
		Terrence A. Lyons	2 of 2
		Kenneth G. Stowe	2 of 2

Health, Safety and Environmental Committee
		Klaus V. Konigsmann (Chair)	2 of 2
		C. William Daniel, O.C.	1 of 2
		Keith C. Hendrick	1 of 2

Mergers & Acquisitions Committee
		Douglas P. Hayhurst, FCA (Chair)	4 of 4
		C. William Daniel, O.C.	4 of 4
		Conrad A. Pinette	4 of 4

2.	Board Mandate Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has responsibility for the supervision and management of the business of the Corporation and has adopted a formal mandate setting out the Board’s stewardship responsibilities, including overseeing the Corporation’s long-term strategy and its strategic investments, managing the principal risks of the Corporation, monitoring the Corporation’s financial performance, succession planning, overseeing policies and procedures, financial reporting and assessing the performance of the Board.

The text of the Board’s mandate is attached as Schedule B to this Information Circular. Copies of the Corporation’s Board mandate, code of business conduct and charters of the Board and its committees can be found on the Corporation’s website at www.northgateminerals.com.

3.	Position Descriptions

(a)

Disclose whether or not the Board has developed position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chairs of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Non-Executive Chairman of the Board and the chair of each of the Audit Committee, Compensation and Corporate Governance Committee and Health, Safety and Environmental Committee.

The primary role of the chair of each Board committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities in accordance with the best practices of corporate governance.

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. The roles and responsibilities of the Chief Executive Officer are:

  developing the Corporation’s long and short term strategies and their implementation carrying out a comprehensive financing and operational planning process and monitoring the Corporation’s financial performance against the plan identifying opportunities and risks affecting the Corporation’s business and developing strategies for mitigation ensuring management development and succession planning

4.	Orientation and Continuing Education

(a) Briefly describe what measure the Board takes to orient new directors regarding: (i) the role of the Board; and (ii) the nature and operations of the issuer’s business.

The Corporation has a variety of orientation programs in place for new and current directors. All new directors receive a Board Manual containing a record of historical public information about the Corporation, as well as the charters of the Board and its committees, and other relevant corporate and business information. The Compensation and Corporate Governance Committee is responsible for reviewing and approving orientation and education programs for new members of the Board. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a director. Directors are afforded the opportunity to visit operations and receive detailed briefings from management.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Senior management makes regular presentations to the Board on the main areas of the Corporation’s business. Directors are invited to tour the Corporation’s facilities. Directors are also encouraged to take professional development courses at the Corporation’s expense.

5.	Ethical Business Conduct

(a)

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has adopted a code of business conduct and ethics for the Corporation and its subsidiaries. The code of business conduct and ethics has been filed on and is accessible through SEDAR at www.sedar.com and through the Corporation’s website at www.northgateminerals.com. A copy of the code of business conduct and ethics may be obtained, upon request, from the Corporation at 406 – 815 Hornby Street, Vancouver, British Columbia, V6Z 2E6. In order to monitor compliance with the code of business conduct and ethics, the Board requires each officer and director to certify their agreement and compliance with the code of business conduct and ethics on an annual basis. If any material waivers from the code of business conduct and ethics are granted to directors or officers of the Corporation, the Board is required to disclose this in the next ensuing quarterly or annual report on the finances of the Corporation. There was no material change report filed in the financial year ended December 31, 2008 with respect to any conduct of a director or executive officer that constitutes a departure from the code of business conduct and ethics.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

The Corporation holds information and training sessions to promote compliance with laws, rules and regulations applicable to its business, including insider trading laws.

In addition to adopting the Corporation’s code of business conduct and ethics, the Board has adopted the Corporation’s disclosure policy that covers the accurate and timely communication of all material information. This policy is reviewed annually. The disclosure policy can be found on the Corporation’s website at www.northgateminerals.com.

The Audit Committee has adopted a whistleblower policy in according with MI 52-110 to establish procedures for the treatment of complaints received by the Corporation regarding accounting and auditing matters. The whistleblower policy allows employees of the Corporation and its subsidiaries to confidentially report any accounting and auditing concerns they have with respect to the Corporation or its subsidiaries. The whistleblower policy can be found on the Corporation’s website at www.northgateminerals.com.

	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

6.	Nomination of Directors

	(a)	Describe the process by which the Board identifies new candidates for Board nomination.

New nominees must have a respected record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, show support for the Corporation’s mission and strategic objectives, and a willingness to serve. Independent advisors are retained to identify potential director candidates against criteria developed by the Compensation and Corporate Governance Committee.

(b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Board does not have a nominating committee. The Compensation and Corporate Governance Committee is responsible for proposing new nominees to the Board. The members of the Committee are C. William Daniel, O.C., (Chair), Richard Hall and Terrence A. Lyons, all of whom are independent directors.

	(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Compensation and Corporate Governance Committee is responsible for the ongoing assessment of the Board, committees and individual directors. The objective of this assessment is to maintain the structure and composition of the Board and committees in a way that provides, in the judgement of the Board, the best mix of competencies, skills and experience to provide the overall stewardship of the Corporation. The Committee identifies and recommends suitable director candidates. The Committee defines the relationship, roles and authority of the Board and management. The charter of the Compensation and Corporate Governance Committee can be found on the Corporation’s website at www.northgateminerals.com.

7.	Compensation

	(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board has determined that the directors and officers should be compensated in a form and amount which is appropriate for comparative organizations, having regard for such matters as time commitment, responsibility and trends in director and executive compensation. For more information regarding compensation paid to directors and executives, see pages 6 through 16 of this Information Circular.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation and Corporate Governance Committee is responsible for reviewing director and executive officer compensation. All of the three members of this committee are independent directors. In order to ensure an objective process for determining compensation, the Committee may retain an independent consultant to review industry trends against a mandate provided by the Committee. Recommendations are reviewed with management and reported to the Board. For more information, see pages 6 through 16 of this Information Circular.

	(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation and Corporate Governance Committee is responsible for, amongst other things, (i) recommending directors’ compensation to the Board, (ii) developing and recommending management compensation policies, programs and levels to the Board to make sure they are aligned with shareholders’ interests and corporate performance, (iii) disclosing the Corporation’s approach to corporate governance and executive compensation, (iv) developing performance objectives for the Chief Executive Officer and assessing the Chief Executive Officer’s performance against them, and (v) reviewing succession plans for executive officers of the Corporation.

(d)

 If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

To make its recommendation on directors’ and executives’ compensation, the Compensation and Corporate Governance Committee takes into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies. The charter of the Compensation and Corporate Governance Committee can be found on the Corporation’s website at www.northgateminerals.com.

8.		Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee and the Compensation and Corporate Governance Committee, the Board has a Health, Safety and Environmental Committee, a Hedging Committee and a Mergers & Acquisitions Committee.

The members of the Health, Safety and Environmental Committee are Paul Dowd, C. William Daniel, O.C., and Richard Hall. Each of the members of this committee are independent directors. The Health, Safety and Environment Committee is responsible for monitoring the Corporation’s ongoing commitment to its principles and policies regarding health, safety, environmental and sustainability matters. The committee reviews the information systems, assessment procedures, and, if necessary, remedial procedures to ensure that the Corporation’s operations are in compliance with health, safety and environmental laws and regulations and best practices. The charter of the Health, Safety and Environmental Committee can be found on the Corporation’s website at www.northgateminerals.com.

The members of the Hedging Committee are Patrick D. Downey, C.A., Terrence A. Lyons, and Kenneth G. Stowe. Two of the three members of this committee are independent directors. Kenneth G. Stowe is not an independent director because of his position as President and Chief Executive Officer of the Corporation. The Hedging Committee is responsible for helping the Corporation achieve the optimal risk profile that balances the benefits of protection against the risks of the business against the cost of hedging.

The members of the Mergers & Acquisitions Committee are Douglas P. Hayhurst, FCA (Chair), C. William Daniel, O.C., and Conrad A. Pinette. All members of this committee are independent directors. The Mergers & Acquisitions Committee assists the Board and management in reviewing and assessing potential acquisitions, strategic investments and divestitures.

9.	Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Compensation and Corporate Governance Committee evaluates the effectiveness of the Board, committees and individual directors. The committee surveys directors to provide feedback on the effectiveness of the Board. The Corporation’s General Counsel compiles the results to ensure confidentiality. The committee assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The committee recommends changes to enhance the performance of the Board based on the survey feedback and director interviews.

SCHEDULE B

NORTHGATE MINERALS CORPORATION
MANDATE OF THE BOARD OF DIRECTORS

1.

GENERAL MANDATE

The primary responsibility of the Board of Directors is to foster the long term success of Northgate Minerals Corporation (the “Corporation”) consistent with its fiduciary responsibility to the shareholders to maximize shareholder value and provide strategic oversight.

The Board of Directors has responsibility for the stewardship of the Corporation consistent with their powers and responsibilities under the Business Corporations Act (British Columbia) and other statutory and legal requirements generally applicable to directors of a business that is also a reporting issuer for securities purposes in Canada and is listed on the Toronto Stock Exchange.

2.

IMPLEMENTATION

In order to carry out such stewardship, the Board of Directors:

(a)	provides leadership and vision to supervise the management of the business and affairs of the Corporation;

(b)	approves, and monitors the implementation of the Corporation’s long-term strategy including the strategy for each entity in which the Corporation has a significant ownership interest;

(c)	reviews and approves significant strategic investments, divestitures and alliances;

(d)	identifies matters that require prior approval of the Board;

(e)	identifies and assesses the principal risks inherent in the business activity of the Corporation as a whole and its investment in any major operating entity;

(f)

undertakes succession planning and approves the appointment of senior executives of the Corporation, reviewing their performance against the objective of maximizing shareholder value, measuring their contribution to that objective and overseeing the compensation policies and investment participation for those executives;

(g)	oversees the Disclosure Committee of the Corporation which has direct responsibility for the public disclosure policy and, prior to issuance, major shareholder communication;

(h)	establishes and monitors the codes, charters, mandates, policies and practices of the Corporation;

(i)	reviews the financial performance and reporting of the Corporation and assesses the integrity of the Corporation’s internal control and management information systems;

(j)	reviews and monitors the corporate governance practices and continuous disclosure of the Corporation as well as measures for receiving shareholder feedback;

(k)	assesses the performance of the Board of Directors both individually and as a whole;

(l)

to the extent feasible, satisfies itself as to the integrity of the CEO and other executive officers and ensures that the CEO and other executive officers create a culture of integrity throughout the Corporation;

(m)	sets out expectations and responsibilities of directors, including their basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials;

(n)	has developed clear position descriptions for the Chair of the Board, the Lead Director and the Chair of each Board committee;

(o)	has developed a clear position description for the CEO, which includes delineating management’s responsibilities;

(p)	reviews and approves the corporate goals and objectives that the CEO is responsible for meeting; and

(q)

ensures that all new directors receive a comprehensive orientation that allows the new director to fully understand the role of the Board and its committees, the nature and operation of the business as well as the individual contributions directors are expected to make.

In carrying out its responsibilities, the Board has adopted a code of business conduct and ethics to govern the behaviour of directors, officers and employees of the Corporation. The Board will monitor the compliance with such code and, should any material waivers be granted to any person, the Board will, as a matter of policy, cause this to be disclosed in the next ensuing quarterly or annual report of the Corporation.

The Board will establish its own codes, charters, mandates, policies and practices from time to time as may be necessary or advisable consistent with best practices, standards and corporate governance.

The Board will meet on at least a quarterly basis and will hold additional meetings as required or appropriate to deal with long-term strategic planning or other issues. Financial and other information will be made available to members of the Board of Directors several days in advance of Board meetings in order to assure effectiveness of action at such meetings. Directors will all be encouraged to attend meetings in person wherever feasible. Attendance at meetings will be recorded in the minutes of the meetings.

Each of the Directors is expected to agree to an evaluation of his or her individual performance as well as to a review of the collective performance of the Board of Directors as a whole. Directors will be required to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

The Board will have the responsibility for the identification of prospective nominees to the Board, establishment and oversight of the performance of its committees, the appointment of members to serve on such committees and approval of their compensation.

3.

RESOURCES

The Board of Directors will have the authority to retain legal, accounting and other consultants to advise it. The Board may request any officer or employee of the Corporation or its outside counsel or the external auditors to attend any meeting of the Board or to meet with any members of, or consultants to, the Board.

An individual director will be permitted to engage an outside advisor at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement will be subject to the prior approval of the Board or the Chair of the Audit Committee.